UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                ASE Test Limited
                                (Name of Issuer)

                                Ordinary Shares
                           par value $0.25 per share
                         (Title of Class of Securities)

                                  Y02516 10 5
                                 (CUSIP Number)

                              J&R Holding Limited
                             A.S.E. Holding Limited
                    Advanced Semiconductor Engineering, Inc.
                            ASE Enterprises Limited
                                Aintree Limited
                                Jason C.S. Chang
                              Chang Yao Hung-ying
                       (Name of Persons Filing Statement)

                           Timothy J. Counsell, Esq.
                              J&R Holding Limited
                             A.S.E. Holding Limited
                                  Cedar House
                                41 Cedar Avenue
                             Hamilton, Bermuda HM12
                            Tel. No.: (441) 295-2244

                                Jason C.S. Chang
                    Advanced Semiconductor Engineering, Inc.
                         Room 1901, World Trade Center
                          International Trade Building
                         19/F, 333 Keelung Road, Sec. 1
                                 Taipei, Taiwan
                               Republic of China
                           Tel. No.: (8862) 8780-5489

                             Philip Nicholls, Esq.
                            ASE Enterprises Limited
                                Aintree Limited
                              1408 Worldwide House
                           19 Des Voeux Road Central
                               Central, Hong Kong
                           Tel. No.: (852) 2522-3151

                              Chang Yao Hung-ying
                         10/F, 420 Keelung Road, Sec. 1
                                 Taipei, Taiwan
                               Republic of China
                           Tel No.: (8862) 8780-3025

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  May 28, 2001
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:
[ ].

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 1 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      J&R HOLDING LIMITED
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                      oo
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                      Bermuda
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
                                      38,902,740
         NUMBER OF            --------------------------------------------------
          SHARES               8   SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY             --------------------------------------------------
       EACH PERSON           SOLE DISPOSITIVE POWER
           WITH                    38,902,740
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      38,902,740
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      40.5%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      HC
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      A.S.E. HOLDING LIMITED
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                      oo
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                      Bermuda
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
                                     10,348,000
                             --------------------------------------------------
         NUMBER OF            8   SHARED VOTING POWER
          SHARES                     -0-
       BENEFICIALLY          --------------------------------------------------
         OWNED BY             9   SOLE DISPOSITIVE POWER
       EACH PERSON                   10,348,000
           WITH              --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,348,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      10.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      HC
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ADVANCED SEMICONDUCTOR ENGINEERING, INC.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                      oo
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                    `                                        [ ]
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
6                     Taiwan, Republic of China
--------------------------------------- --------- ------------------------------

                               7   SOLE VOTING POWER
                                      49,250,740
                              --------------------------------------------------
         NUMBER OF             8   SHARED VOTING POWER
          SHARES                      -0-
       BENEFICIALLY           --------------------------------------------------
         OWNED BY              9   SOLE DISPOSITIVE POWER
       EACH PERSON                    49,250,740
           WITH               --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      -0-
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      49,250,740
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                                             [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      51.2%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      HC
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 4 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ASE ENTERPRISES LIMITED
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                      oo
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                      Hong Kong
--------------------------------------- --------- ------------------------------
                               7   SOLE VOTING POWER
                                      -0-
         NUMBER OF            --------------------------------------------------
          SHARES               8   SHARED VOTING POWER
       BENEFICIALLY                  49,250,740
         OWNED BY             --------------------------------------------------
       EACH PERSON             9   SOLE DISPOSITIVE POWER
           WITH                       -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      49,250,740
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       49,250,740
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      51.2%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      CO
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 5 of 7 Pages
---------------------                                          -----------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      AINTREE LIMITED
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
3           SEC USE ONLY

-------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                      oo
-------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
-------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                      British Virgin Islands
--------------------------------------- --------- ------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                    -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                     49,250,740
       EACH PERSON            --------------------------------------------------
           WITH                9   SOLE DISPOSITIVE POWER
                                      -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      49,250,740
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       49,250,740
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      51.2%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 6 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      JASON C.S. CHANG
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
4                     OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [X]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                      Taiwan, Republic of China
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                    2,003,908
          SHARES              --------------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                     49,250,740
       EACH PERSON            --------------------------------------------------
           WITH                9   SOLE DISPOSITIVE POWER
                                      2,003,908
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      49,250,740
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       51,254,648
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      53.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      IN
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. Y02516 10 5                                          Page 7 of 7 Pages
---------------------                                          -----------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CHANG YAO HUNG-YING
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
3                                                                        (b) [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                      oo
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [X]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                      Taiwan, Republic of China
--------------------------------------- --------- ------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                    223,012
          SHARES              --------------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                     49,250,740
       EACH PERSON            --------------------------------------------------
           WITH               10   SOLE DISPOSITIVE POWER
                                      223,012
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      49,473,752
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      51.5%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Company.

     The class of equity securities to which this statement relates is the ordinary shares, par value $0.25 per share (the "Shares"), of ASE Test Limited, a company incorporated under the laws of Singapore (the "Company"). The principal executive offices of the Company are located at: 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China.

Item 2. Identity and Background.

     The name of the first person filing this statement is J&R Holding Limited, a company incorporated under the laws of Bermuda ("J&R Holding"). The principal business of J&R Holding is to act as a holding company for a portion of the holdings of ASE Inc. (as defined below) in the Shares. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of J&R Holding are set forth on Schedule A. The address of the principal office of J&R Holding is: Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12.

     The name of the second person filing this statement is A.S.E. Holding Limited, a company incorporated under the laws of Bermuda ("A.S.E. Holding"). The principal business of A.S.E. Holding is to act as a holding company for a portion of the holdings of ASE Inc. in the Shares. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of A.S.E. Holding are set forth on Schedule B. The address of the principal office of A.S.E. Holding is: Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12.

     The name of the third person filing this statement is Advanced Semiconductor Engineering, Inc., a company incorporated under the laws of the Republic of China ("ASE Inc."). The principal business of ASE Inc. is the assembly (also known as "packaging") of integrated circuits. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ASE Inc. are set forth on Schedule C. The address of the principal business and the principal office of ASE Inc. is Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

     ASE Inc. owns 10,348,000 Shares through A.S.E. Holding and 38,902,740 Shares through J&R Holding. Each of A.S.E. Holding and J&R Holding is a Bermuda holding company which is a 100% owned subsidiary of ASE Inc.

     The name of the fourth person filing this statement is ASE Enterprises Limited, a company incorporated under the laws of Hong Kong ("ASEE"). The principal business of ASEE is to act as a holding company for Chang Yao Hung-ying's holdings in ASE Inc. ASEE holds 20.0% of ASE Inc. ASEE is, in turn, wholly owned by a family trust on behalf of Chang Yao Hung-ying, who is a director of ASE Inc. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ASEE are set forth on Schedule D. The address of the registered office of ASEE is 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

     The fifth person filing this statement is Aintree Limited ("Aintree Trust"), a company organized under the laws of the British Virgin Islands. Aintree Trust is a company that holds 100% of ASEE in trust for the benefit of Chang Yao Hung-ying. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Aintree Trust are set forth on Schedule E. The address of the registered office of Aintree Trust is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

     The sixth person filing this statement is Jason C.S. Chang, a citizen of Taiwan, Republic of China. Jason C.S. Chang is the Chairman of ASE Inc., a director of each of J&R Holding, A.S.E. Holding and ASEE and the sole shareholder and sole director of Aintree Trust. The business address of Jason C.S. Chang is Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

     The seventh person filing this statement is Chang Yao Hung-ying, a citizen of Taiwan, Republic of China. Chang Yao Hung-ying is a director of ASE Inc. and ASE Test Inc., a subsidiary of the Company. The business address of Chang Yao Hung-ying is 10/F, 420 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China. Chang Yao Hung-ying is the mother of Jason C.S. Chang and

Richard H.P. Chang, Chairman of the Company, Vice Chairman of ASE Inc. and a director of each of J&R Holding, A.S.E. Holding and ASEE.

     During the last five years, none of J&R Holding, A.S.E. Holding, ASE Inc., ASEE, Aintree Trust, Jason C.S. Chang or Chang Yao Hung-ying, nor, to the best knowledge of each of them, any of their respective directors or executive officers (as applicable), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owed to Hung Ching Development & Construction Co. Ltd. ("Hung Ching"), an affiliate of ASE Inc., in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefitted Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. On January 5, 2001, the District

Court of Taipei rendered a judgment in the matter, finding Jason C.S.
Chang and Chang Yao Hung-ying guilty with sentences of six years' imprisonment each and Richard H.P. Chang not guilty. In order to comply with the particular requirements of the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned their directorships in the Company.

     Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they are appealing the decision to the High Court of Taiwan, the Republic of China. ROC counsel to Jason C.S. Chang and Chang Yao Hung-ying have advised that, as these proceedings may not be finally determined until the case has been considered by the High Court and the Supreme Court of Taiwan, the Republic of China, two or three years may elapse until they are fully resolved.

Item 3. Source and Amount of Funds or Other Consideration.

     Of the purchase price paid by A.S.E. Holding in connection with the Acquisition (as described below), US$25,000,000 was funded in the form of capital contributions by ASE Inc. out of its internal funds and the remainder was funded by short-term borrowings guaranteed by ASE Inc. under A.S.E. Holding's revolving bank credit facilities. A.S.E. Holding intends to repay such borrowings in June 2001 with additional capital contributions from ASE Inc. out of its internal funds.

Item 4. Purpose of Transaction.

     A.S.E. Holding entered into a share purchase agreement dated as of May 19, 2001 with Jason C.S. Chang and Richard H.P. Chang (the "Share Purchase Agreement"), under which A.S.E. Holding would purchase 2,480,000 Shares from Jason C.S. Chang and Richard H.P. Chang upon the exercise of certain options granted to them under the Company's 1996 Director/Management Option Plan (the "Acquisition") for an aggregate purchase price of US$35,389,600. The closing date of the Acquisition was May 28, 2001. ASE Inc. engaged in the Acquisition principally for investment purposes. A copy of the Share Purchase Agreement is attached as Exhibit A of this Schedule 13D.

     ASE Inc. intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, ASE Inc. may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, ASE Inc. has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) and (b)

     J&R Holding owns 38,902,740 Shares, representing approximately 40.5% of the outstanding Shares of the Company. J&R Holding has sole power to vote and to dispose of 38,902,740 Shares.

     A.S.E. Holding owns 10,348,000 Shares, representing approximately 10.7% of the outstanding Shares. A.S.E. Holding has sole power to vote and to dispose of 10,348,000 Shares.

     ASE Inc. beneficially owns 49,250,740 Shares, representing approximately 51.2% of the outstanding Shares of the Company. ASE Inc. has sole power to vote and to dispose of 49,250,740 Shares.

     ASEE beneficially owns 49,250,740 Shares through ASE Inc., representing 51.2% of the outstanding Shares. ASEE owns 20.0% of ASE Inc. In effect, ASEE has shared power to vote and to dispose of 49,250,740 Shares.

     Aintree Trust beneficially owns 49,250,740 Shares through ASEE, representing 51.2% of the outstanding Shares. Aintree Trust holds 100.0% of ASEE in trust for the benefit of Chang Yao Hung-ying. In effect, Aintree Trust has shared power to vote and to dispose of 49,250,740 Shares. The sole shareholder and sole director of Aintree Trust is Jason C.S. Chang.

     Jason C.S. Chang, through Aintree Trust, has shared power to vote and dispose of 49,250,740 Shares, representing 51.2% of the outstanding Shares. In addition, Jason C.S. Chang directly owns 103,908 Shares. Furthermore, under the

Company's share option plans, Jason C.S. Chang owns options convertible into 1,900,000 Shares. In effect, Jason C.S. Chang has sole power to vote and to dispose of 2,003,908 Shares, representing 2.1% of the outstanding Shares.

     Chang Yao Hung-ying, through Aintree Trust, beneficially owns 49,250,740 Shares, representing 51.2% of the outstanding Shares. In addition, Chang Yao Hung-ying directly owns 3,012 Shares. Furthermore, under the Company's share option plans, Chang Yao Hung-ying owns options convertible into 220,000 Shares. In effect, Chang Yao Hung-ying has sole power to vote and to dispose of 223,012 Shares, representing 0.2% of the outstanding Shares.

     (c) On May 8, 2001, Chang Yao Hung-ying exercised options exercisable for 40,000 Shares granted to her under the Company's 1996 Director/Management Option Plan. Upon exercise of such options, Chang Yao Hung-ying sold such 40,000 Shares over a period of three days in open market transactions effected by a broker, at prices ranging from US$14.01 to US$15.59 per Share, with an average price of US$14.38 per Share.

     Since April 11, 2001, none of J&R Holding, A.S.E. Holding, ASE Inc., ASEE, Aintree Trust, Jason C.S. Chang or Chang Yao Hung-ying has acquired any Shares other than as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The Company has to date granted 1,900,000 options, each exercisable for one Share, to Jason C.S. Chang. Jason C.S. Chang received 1,800,000 of such options through the Company's 2001 Share Option Plan, and the options are exercisable for a period of five years following the grant thereof at an exercise price of US$8.875 per Share. Jason C.S. Chang received 20,000 of such options through the Company's 1999 Share Option Plan, and the options are exercisable for a period of five years following the grant thereof at an exercise price of US$20.00 per Share. Jason C.S. Chang received 40,000 of such options through the Company's 1998 Share Option Plan, and the options are exercisable for a period of five years following the grant thereof at an exercise price of US$11.00 per Share. Jason C.S. Chang received 40,000 of such options through the Company's 1997 Share Option Plan, under which the options are exercisable for a period of five years following the grant thereof at an exercise price of US$9.5625 per Share. Jason C.S. Chang received 1,640,000 of such options through the Company's 1996 Director/Management Option Plan, under which the options were exercisable for a period of five years following the grant thereof at an exercise price of US$3.50 per Share; such options were exercised on May 19, 2001, as described in Item 5 above.

     The Company has to date granted 260,000 options, each exercisable for one Share, to Chang Yao Hung-ying. Chang Yao Hung-ying received 20,000 of such options through the Company's 1999 Share Option Plan, and the options are exercisable for a period of five years following the grant thereof at an exercise price of US$20.00 per Share. Chang Yao Hung-ying received 40,000 of such options through the Company's 1998 Share Option Plan, and the options are exercisable for a period of five years following the grant thereof at an exercise price of US$11.00 per Share. Chang Yao Hung-ying received 160,000 of such options through the Company's 1997 Share Option Plan, under which the options are exercisable for a period of five years following the grant thereof at an exercise price of US$9.5625 per Share. Chang Yao Hung-ying received the remaining 40,000 of such options through the Company's 1996 Director/Management Option Plan, under which the options were exercisable for a period of five years following the grant thereof at an exercise price of US$3.50 per Share; such options were exercised on May 8, 2001, as described in Item 5 above.

     To the best knowledge of J&R Holding, A.S.E. Holding, ASE Inc., ASEE Aintree Trust, Jason C.S. Chang and Chang Yao Hung-ying, there is no contract, arrangement, understanding or relationship (legal or otherwise), other than the agreements relating to the grant of options to Jason C.S. Chang and Chang Yao Hung-ying and the Share Purchase Agreement as described above, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A.  Share Purchase Agreement dated as of May 19, 2001 among A.S.E.
            Holding, Jason C.S. Chang and Richard H.P. Chang.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D statement is true, complete and correct.

Date: June 11, 2001

                                            J&R HOLDING LIMITED

                                            By:   /s/ Jason C.S. Chang
                                               ---------------------------------
                                            Name: Jason C.S. Chang
                                            Title:   Director



                                            A.S.E. HOLDING LIMITED

                                            By:   /s/ Jason C.S. Chang
                                               ---------------------------------
                                            Name: Jason C.S. Chang
                                            Title:   Director



                                            ADVANCED SEMICONDUCTOR
                                                 ENGINEERING, INC.

                                            By:   /s/ Jason C.S. Chang
                                               ---------------------------------
                                            Name: Jason C.S. Chang
                                            Title:   Director



                                            ASE ENTERPRISES LIMITED

                                            By:   /s/ Jason C.S. Chang
                                               ---------------------------------
                                            Name: Jason C.S. Chang
                                            Title:   Director

                                            AINTREE LIMITED

                                            By:   /s/ Jason C.S. Chang
                                               ---------------------------------
                                            Name: Jason C.S. Chang
                                            Title:   Director

                                               /s/ Jason C.S. Chang
                                            -----------------------------
                                                    Jason C.S. Chang


                                             /s/ Chang Yao Hung-ying
                                             ----------------------------
                                               Chang Yao Hung-ying

                                                                      Schedule A


                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF J&R HOLDING LIMITED

     The name, title, business address, present principal occupation or employment, and citizenship of each of the directors of J&R Holding Limited ("J&R Holding") are set forth below. J&R Holding has no executive officers.

Name and Citizenship          Title                    Principal Occupation and Employment
--------------------          -----                    -----------------------------------

Jason C.S. Chang(1)           Director and Chairman    Director and Chairman, ASE Inc.
(Taiwan, ROC)

Richard H.P. Chang(1)         Director and Deputy      Director, Vice Chairman and Chief
(Taiwan, ROC)                 Chairman                 Executive Officer, ASE Inc;
                                                       Chairman, the Company

Joseph Tung(1)                Director                 Director and Chief Financial
(Taiwan, ROC)                                          Officer, ASE Inc.; Director, the
                                                       Company





---------------
(1) The business address of each of Jason C.S. Chang, Richard H.P. Chang and Joseph Tung is: Advanced Semiconductor Engineering, Inc., Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

                                                                      Schedule B



                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF A.S.E. HOLDING LIMITED

     The name, title, business address, present principal occupation or employment, and citizenship of each of the directors of A.S.E. Holding Limited are set forth below.

Name and Citizenship          Title                    Principal Occupation and Employment
--------------------          -----                    -----------------------------------

Jason C.S. Chang(1)           Director and President   Director and Chairman, ASE Inc.
(Taiwan, ROC)

Richard H.P. Chang(1)         Director and Vice        Director, Vice Chairman and Chief
(Taiwan, ROC)                 President                Executive Officer, ASE Inc.;
                                                       Chairman, the Company

Joseph Tung(1)                Director and Treasurer   Director and Chief Financial
(Taiwan, ROC)                                          Officer, ASE Inc.; Director, the
                                                       Company












---------------
(1) The business address of each of Jason C.S. Chang, Richard H.P. Chang and Joseph Tung is: Advanced Semiconductor Engineering, Inc., Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

                                                                      Schedule C



                DIRECTORS, SUPERVISORS AND EXECUTIVE OFFICERS OF
                   ADVANCED SEMICONDUCTOR ENGINEERING, INC.

     The name, business address, title, present principal occupation or employment, and citizenship of each of the directors, supervisors and executive officers of Advanced Semiconductor Engineering, Inc. ("ASE Inc.") are set forth below. The business address of each such person is Advanced Semiconductor Engineering, Inc., Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China. Except as noted below, each such person's principal occupation or employment is with ASE Inc. and the citizenship of each such person is Taiwan, Republic of China.


Name                          Title, Principal Occupation and Employment
----                          ------------------------------------------

Jason C.S. Chang(1)           Director and Chairman, ASE Inc.


Richard H.P. Chang(1)         Director, Vice Chairman and Chief Executive
                              Officer, ASE Inc.; Chairman, the Company

Chang Yao Hung-ying(1)(2)     Director, ASE Inc.

Leonard Y. Liu(2)             Director and President, ASE Inc; Director and
                              Chief Executive Officer, the Company

Joseph Tung(2)                Director and Chief Financial Officer, ASE
                              Inc.; Director, the Company

Chin Ko-chien(2)              Director, Executive Vice President and
                              General Manager, Kaohsiung Packaging
                              facility, ASE Inc.; Director, the Company

David Pan(2)                  Director, ASE Inc.; Director and President,
                              the Company

Feng Mei-Jean(1)              Supervisor, ASE Inc.

Raymond Lo(2)                 Supervisor, ASE Inc.; President ASE Test,
                              Taiwan

Yen-Yi Tseng(2)               Supervisor, ASE Inc.; Vice Chairman, Hung
                              Ching

Alan Cheng(2)                 Supervisor, ASE Inc.; Chairman, Hung Ching;
                              Director, the Company

John Ho(2)                    Supervisor, ASE Inc., Director, Universal
                              Scientific

Kanapathi A/L Kuppusamy       President, ASE Test Malaysia
(citizen of Malaysia)

Shih-Song Lee                 President, ASE Chung Li

James Stilson                 President, ASE Korea
(citizen of USA)

Fu-Shing Chang                President, ASE Philippines

Gregory Liu                   President, ASE Material







-----------

(1) Chang Yao Hung-ying is the mother of both Jason C.S. Chang and Richard H.P. Chang; Feng Mei-Jean is the wife of Richard H.P. Chang.

(2) Chang Yao Hung-ying, Leonard Y. Liu, Joseph Tung, Chin Ko-chien, David Pan, Raymond Lo, Yen-Yi Tseng, Alan Cheng and John Ho serve as directors or supervisors, as the case may be, of ASE Inc. in their capacity as representatives of ASE Enterprises Limited.

                                                                      Schedule D



                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF ASE ENTERPRISES LIMITED


         The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of ASE Enterprises Limited ("ASEE") are set forth below. ASEE has no executive officers.


Name and Citizenship        Title        Principal Occupation and Employment
-------------------         -----        -----------------------------------

Jason C.S. Chang(1)         Director     Director and Chairman, ASE Inc.
(Taiwan, ROC)

Richard H.P. Chang(1)       Director     Director, Vice Chairman and Chief
(Taiwan, ROC)                            Executive Officer, ASE Inc;
                                         Chairman, Company

Michael Lee(2)              Director     Businessman
(USA)







---------------

(1) The business address of each of Jason C.S. Chang and Richard H.P. Chang is:
Advanced Semiconductor Engineering, Inc., Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

(2) The business address of Michael Lee is: 3F, No. 420 Keelung Road, Section 1, Taipei, Taiwan, Republic of China. Michael Lee is a brother-in-law of Jason C.S. Chang and Richard H.P. Chang.

                                                                      Schedule E



                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF AINTREE LIMITED


     The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of Aintree Limited ("Aintree Trust") are set forth below. Aintree Trust has no executive officers.


Name and Citizenship          Title          Principal Occupation and Employment
-------------------           -----          -----------------------------------
Jason C.S. Chang(1)           Director       Director and Chairman, ASE Inc.
(Taiwan, ROC)

---------------
(1) The business address of Jason C.S. Chang is: Advanced Semiconductor Engineering, Inc., Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.